Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                 INVESCO VAN KAMPEN V.I. EQUITY AND INCOME FUND

A Special Meeting ("Meeting") of Shareholders of The Universal Institutional Funds, Inc. - Equity and Income Portfolio was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)  Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                         Votes       Votes       Broker
Matter                                                     Votes For    Against     Abstain    Non-Votes
------                                                    ----------   ---------   ---------   ---------
(1)  Approve an Agreement and Plan of Reorganization ...  48,048,088   1,441,484   3,456,602       0